Filed by Windstream Corporation

Pursuant to Rule 425 under the Securities Act of 1933

Subject Company: NuVox, Inc.

Commission File No. 001-32422

The following communication was distributed by NuVox, Inc. (“NuVox”) to employees of NuVox on January 7, 2010.

Since the announcement in early November that NuVox would be acquired by Windstream, the leadership of the two companies has been working diligently on plans on how to best combine NuVox with Windstream. Certainly a critical component of these plans is developing the optimal organizational structure and the associated team to drive performance and attainment of strategic goals for the combined company. Not surprisingly, we started with the senior leadership team, and while all decisions have not been made, there are some that I can share with you now.

I will be leaving the company with the close of the transaction. Additionally, David Solomon (Chairman and Chief Financial Officer), Mike Gallagher (President, Strategic Markets), and Riley Murphy (General Counsel and Secretary) will be leaving the company at the same time. Right now, we anticipate the transaction will close in early February, subject to satisfaction of a few customary closing conditions and receipt of regulatory approvals.

As I’ve said to you before, I have never worked with a more dedicated and talented group of professionals than the team here at NuVox. I know David, Mike, and Riley feel the same way. Together, the 1,700 employees at NuVox have built a truly outstanding and valuable company for our customers, our employees and our shareholders. You are each a part of that, and you should be very proud of what you have accomplished and to be a member of this stellar team. With this transaction, NuVox is becoming part of a company that can extend our vision of being the market leader in delivering communications solutions to business customers. That will mean more change, but I know the new company is solid and poised for growth.

With some answers, there are always more questions. We will share more information with you as soon as it is available. As always, I encourage you to continue delivering the quality work that you’ve always delivered for NuVox.

Jim

Additional Information and Where to Find It

In connection with the proposed merger, Windstream has filed a Registration Statement on Form S-4 with the SEC that contains an information statement for NuVox and also constitutes a prospectus for Windstream. NuVox investors and security holders are advised to read the information statement/prospectus and any other relevant documents filed with the SEC because those documents contain important information about NuVox, Windstream and the proposed merger. The final information statement/prospectus will be mailed to shareholders of NuVox. Investors and security holders may obtain a free copy of the information statement/prospectus at the SEC’s Web site at www.sec.gov. Free copies of the information statement/prospectus may also be obtained from Windstream upon written request to Windstream Investor Relations, 4001 Rodney Parham Road, Little Rock, AR 72212 or by calling (866) 320-7922, or from NuVox upon written request to NuVox, Two North Main Street, Greenville, SC 29601 or by calling (864) 672-5000 or (877) 466-8869.